VIA EDGAR

July 08, 2014	76 Jeppe Street, Newtown 2001 PO Box 62117, Marshalltown 2107, South Africa Tel: +27 (0) 11 637 6000 Fax: +27 (0) 11 637 6624 Website: www.anglogoldashanti.com

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Division of Corporate Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

United States of America

Re:	Comment letter – AngloGold Ashanti Limited Annual Report on Form 20-F for the Year Ended December 31, 2013 filed on April 14, 2014

– File No. 001 - 14846

Response to the Securities and Exchange Commission comment letter dated June 27, 2014

Dear Ms. Jenkins,

We, AngloGold Ashanti Limited, a company incorporated under the laws of the Republic of South Africa (“AngloGold Ashanti”), are pleased to respond to the comments received from the Staff of the Securities and Exchange Commission (the “SEC”) in its comment letter dated June 27, 2014, with respect to our Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (the “20-F”).

To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold text below and have provided our responses immediately following the numbered comments.

As requested by the Staff, we acknowledge that:

•	AngloGold Ashanti is responsible for the adequacy and accuracy of the disclosure in its 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the 20-F; and

•	AngloGold Ashanti may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

AngloGold Ashanti Limited

Reg No: 1944/017354/06

Directors:  SM Pityana (Chairman)  S Venkatakrishnan (British/Indian) (Chief Executive Officer)  RN Duffy (Chief Financial Officer)   R Gasant  D L Hodgson  NP January-Bardill  MJ Kirkwood (British)  Prof LW Nkuhlu  RJ Ruston (Australian)

Group General Counsel and Company Secretary:  ME Sanz Perez

Form 20-F for the Year Ended December 31, 2013

Item 5: Operating and Financial review and Prospects, page 118

Liquidity and Capital resources, page 147

1.	We note your disclosure on page 207 that your Revolving Credit Agreement includes a financial maintenance covenant which requires the ratio of total net financial indebtedness to EBITDA does not at any time exceed 3:00 to 1:00. Further, you received consent to relax the ratio from 3.0:1 to a maximum of 4.5:1 on its facilities for two testing periods, being December 31, 2013 and June 30, 2014, after which this financial covenant will revert to 3.0:1. Given your renegotiation of the financial covenant and the uncertainty that gold prices might fall further, please confirm that in future filings, you will provide additional disclosure regarding the uncertainty that funds under your credit agreement will be available to fund your operations in 2014 and early 2015. Please compare the ratios in your credit agreement with your actual current net financial indebtedness to EBITDA ratio and explain the consequences should the covenant be breached including which payments or projects, if any, may be delayed. Also given that your EBITDA is at least partially dependent upon current gold prices, please tell us what consideration you gave to providing a discussion of your liquidity over various ranges of gold prices. Refer to Item 5.D of Form 20-F. please provide draft disclosure with your response. Alternatively, please explain why further disclosure regarding your revolving credit agreement financial covenants would not be material to investors.

In order to contextualize the basis on which AngloGold Ashanti approached the providers of funds under the Revolving Credit Agreement we have set forth below the management processes for the application in August 2013 for the temporary relaxation of the financial maintenance covenant ratio. Management had determined that a set of possible circumstances could combine to negatively impact the business, being:

•	protracted industrial unrest occurring in the South African platinum industry at the time, resulting in a contagion impact in the gold industry, notwithstanding a existence of a negotiated settlement in the South African gold industry, which is not due to expire until July 2015;

•	unexpected delays in bringing into production two new mines being Kibali in the Democratic Republic of Congo and Tropicana in Australia; and

•	unforeseen delays in the realization of benefits arising from the implementation of the cost cutting and rationalization imperatives across the Group.

Mindful of the possibility that these potential circumstances could negatively impact the business at the same time, management proactively contacted the funders to consider a temporary relaxation of the financial maintenance covenant ratio, for a period of time that would ensure that any negative impacts of the circumstances set forth above, if existing, would not cause the financial maintenance covenant to be breached.

Notwithstanding the request, management had determined that as at June 2013 the actual ratio as calculated was 1.56:1 against the contractual maximum of 3.0:1. Forecasting at June 2013, which included the impact of declining market prices for gold, did not anticipate the contractual maximum of 3.0:1 being breached unless the negative impacts from the circumstances highlighted above all were realized at the same time. As at December 2013 the actual ratio, as calculated, was 1.86:1. We anticipate that the covenant calculation at June 2014 will result in a ratio of approximately 1.75:1.

In July 2013, AngloGold Ashanti successfully issued US$1.25bn of senior notes, maturing on 30 July 2020, in order to further diversify our sources of funding and change the structure of our debt maturity and liquidity profile. This provided us the funding to accelerate the settlement of US$733 million bonds, due May 2014 and repayment of all amounts outstanding under the Revolving Credit Facility Agreement, effectively providing us again with availability of the full US$1 billion facility, which remains undrawn at the date of this letter.

When preparing disclosure information in future filings on Form 20-F we will review our current forecasts based on reasonable assumptions and make a determination with respect to the possibility of our financial maintenance covenant ratio being breached in the foreseeable future.

Should the forecasted covenant calculation appear to be within a range materially closer to the contractual maximum, compared to the most recent calculation of the ratio for a testing period, we will enhance disclosures by providing a sensitivity analysis with respect to gold prices. Currently, we do not believe a general sensitivity analysis would be necessary or would provide material information to investors, given that AngloGold Ashanti was not close to breaching the covenant level at year end. I wish to stress, the action taken to seek relief from the financial maintenance covenant ratio was based on a management action to mitigate against the risk of a number of potential events occurring simultaneously. It was not taken because the ratio itself was outside its normal range at the time and in fact, the Company has not experienced a significant risk of breaching its financial maintenance covenant ratio since at least 1998, the year in which AngloGold Ashanti securities were first listed on the New York Stock Exchange. Furthermore, at the time of filing the annual report on Form 20F for the fiscal year ended December 31, 2013, none of the three risks highlighted earlier materialised – there was no protracted industrial unrest that impacted on our operations; both Kibali and Tropicana mines commenced gold production as planned; and there were no delays in the realisation of benefits arising from the implementation of cost reduction and rationalization measures.

In response to the staff’s comment, in future Annual Reports on Form 20-F, beginning with its Annual Report on Form 20-F for the fiscal year ended December 31, 2014, AngloGold Ashanti will revise its management discussion and analysis, specifically Item 5B: Liquidity and Capital resources, of its annual report on Form 20-F, to include the following analysis.

Revolving Credit Facilities

AngloGold Ashanti has various revolving credit agreements in US$, ZAR and Australian Dollars as set out below.

At 31 December 2014, AngloGold Ashanti had the following undrawn amounts available under its borrowing facilities:

US$ million
Syndicated revolving credit facility ($1.0 billion) – US dollar	[—]

Syndicated revolving credit facility (A$600 million) – Australian dollar	[—]

Syndicated revolving credit facility (R1.5 billion) – SA rand	[—]

The Revolving Credit Agreements contain negative covenants, including restrictions on the granting of security, a change of business of AngloGold Ashanti Limited and its subsidiaries, acquisitions or participations in joint ventures and mergers and disposals. It also contains, among others, the following affirmative covenants: mandatory periodic reporting of financial and other information, notice upon the occurrence of events of default and certain other events, compliance with environmental laws and other obligations requiring each of AngloGold Ashanti Limited and its subsidiaries to maintain its corporate existence and qualifications to conduct its business as currently conducted in all applicable jurisdictions and to maintain insurance coverage. The covenants are subject to exceptions and materiality thresholds.

The Revolving Credit Agreements contain events of default, including failure to make payment of amounts due, breach of obligations under the loan documents, defaults under other agreements evidencing indebtedness, certain bankruptcy events and a cessation of business, failure of either of the borrowers to be a wholly-owned subsidiary of AngloGold Ashanti Limited and the occurrence of a material adverse change in the business and financial condition of AngloGold Ashanti under the Revolving Credit Agreement or in the ability of the borrowers and guarantors to perform their payment obligations under the loan documents. The occurrence of an event of default could result in the immediate and automatic cancellation of all commitments and the acceleration of all payment obligations under the Revolving Credit Agreement and the other loan documents.

The Revolving Credit Agreement includes a financial maintenance covenant which requires that the ratio of Net Debt to EBITDA (as defined in the Revolving Credit Agreement) (the Covenant Ratio) does not at any time exceed 3:00 to 1:00. For all testing periods during the year ended December 31, 2014, AngloGold Ashanti confirmed to the lenders that the Covenant Ratio was below the maximum of 3.00 to 1.00.

At December 31, 2013 the Covenant Ratio was	x.xx : 1

At June 30, 2014 the Covenant Ratio was	x.xx : 1

At December 31, 2014 the Covenant Ratio was	x.xx : 1

Item 18: Financial Statements, Page 231

Notes to the Consolidated Financial Statements, Page F-6

Note 38. Capital Management page F-100

2.	We note that you have presented a non-IFRS measure labeled EBITDA. We note this measure is computed by excluding depreciation and amortization and several other items from operating (loss) profit. Accordingly, it appears to us labeling this measure as EBITDA is not entirely accurate. Please confirm that in future filings you will label this measure as appropriate (e.g. Adjusted operating (loss) profit) and provide the disclosures required by Item 10(e) of Regulation S-K. please refer to Question. 103.01 of the staff’s Compliance and Disclosure Interpretations regarding non-GAAP measures.

The non-IFRS measure labeled EBITDA was included under Note 38 Capital Management as a means of disclosing to shareholders the formula included in the Revolving Credit Agreements for compliance with the debt covenant formula as specified in the Revolving Credit Agreement and was not intended to report a financial measure of performance as a non-GAAP measure for any other purpose.

In future Annual Reports on Form 20-F, beginning with its Annual Report on Form 20-F for the fiscal year ended December 31, 2014, AngloGold Ashanti will expand its disclosure in Note 38 to include the following to clarify our intent not to present a non-GAAP performance measure for purposes other than the disclosure purpose mentioned above:

Debt Covenant calculation prepared in terms of the formula set out in the Revolving Credit Agreements

LOAN COVENANT RATIOS	2013	2012	2011
	Year	Year	Year
	$ million	$ million	$ million
(Loss) profit on ordinary activities before taxation	(2,533)	1,261	2,370
Add back :
Interest paid per income statement	296	231	196
Interest received per income statement	(39)	(43)	(52)
Amortisation of tangible and intangible assets	799	835	828
Share of associates and joint ventures’ interest paid	2	—	—
Share of associates and joint ventures’ interest received	(10)	(5)	(1)
Share of associates and joint ventures’ taxation	21	30	51
Share of associates amortisation	15	10	9

	(1,449)	2,319	3,401
Adjustments :
Dividend received from other investments	(5)	(7)	—
Foreign exchange gain (loss)	(14)	(8)	(2)
Fair value adjustment on the mandatory convertible bonds	(356)	(162)	(104)
Fair value adjustment on option component of convertible bonds	(9)	(83)	(84)
Fair value adjustment on $1.25bn bonds	58	—	—
Impairment of assets	3,029	346	(120)
Impairment of investments	30	16	21
Impairment of inventory (Net realisable value adjustments)	216	—	—
Write-off of loan	7	—	—
Retrenchments at mining operations	69	10	15
Loss (profit) on disposal of assets and subsidiaries	(2)	15	8
Profit on partial disposal of Rand Refinery Limited	—	(14)	—
Profit on disposal of subsidiary ISS International Refinery Limited	—	—	(2)
Insurance claim on recovery of capital items	—	—	(3)
Unrealised non-hedge derivative loss (gain)	(94)	35	1
Associates and joint ventures’ exceptional expense	164	56	(4)
Associates and joint ventures’ - other adjustments	23	6	7

EBITDA (as defined in the Revolving Credit Agreement)	1,667	2,529	3,134

Debt Covenant calculation (Net Debt to EBITDA (as defined in the Revolving Credit Agreement))	1.86:1	0.81:1	0.19:1

Management considers Net Debt and EBITDA (as defined in the Revolving Credit Agreement) to be important inputs as they are used for the calculation of compliance with the financial maintenance covenants in our revolving credit facility agreements.

General

As customary, we have discussed the contents of our response with our auditors, Ernst & Young Inc., South Africa.

If you have any questions, please contact me at +27 11 637 6902 or Mr. Roger Hillen of Ernst & Young Inc. at +27 11 772 3522.

Yours sincerely,

/s/ Richard N. Duffy
Richard N. Duffy
Chief Financial Officer
AngloGold Ashanti Limited

cc:

Mr. Roger Hillen, Ernst & Young Inc., 102 Rivonia Road, Sandton, South Africa

Mr. George Stephanakis, Cravath, Swaine & Moore LLP, CityPoint, One Ropemaker Street,

London EC2Y 9HR, United Kingdom

Ms. Maria Sanz, Group General Counsel and Company Secretary, AngloGold Ashanti Limited,

76 Jeppe Street, Johannesburg, South Africa

Mr. John Staples, Chief Accounting Officer, AngloGold Ashanti Limited,

76 Jeppe Street, Johannesburg, South Africa